UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

811246107

(CUSIP Number)

James Levin

c/o Sculptor Capital Management

9 West 57th Street

New York, NY 10019

(212) 790-0000

(Name, address and telephone number of person authorized to receive notices and communications)

December 17, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,688,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,688,047
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,688,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%[1]
14	TYPE OF REPORTING PERSON IN

1

Based on the sum of: (i) 25,554,922 shares of Class A Common Stock outstanding as of November 4, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission on November 5, 2021 (the “Quarterly Report”) and (ii) 2,885,571 performance-based restricted Class A Shares granted on December 17, 2021 to Mr. Levin and other members of senior management, as disclosed in the 8-K filed with the Securities and Exchange Commission on December 21, 2021.

ITEM 1	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the Class A Shares of Sculptor Capital Management Inc., a Delaware corporation (the “Issuer” or the “Company”), representing Class A common stock, par value $0.01 per share, of the Issuer (the “Class A Shares”).

ITEM 2	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by James Levin, who is sometimes referred to herein as the “Reporting Person”. The principal address of the Reporting Person is c/o Sculptor Capital Management 9 West 57th Street, New York, NY 10019. The Reporting Person is the Chief Investment Officer, Chief Executive Officer and a director of the Issuer.

The reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or find any violation with respect to such laws.

The Reporting Person is a United States citizen.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Class A Shares covered by this Schedule 13D were acquired by the Reporting Person at various times between December 2018 and December 2021. The Class A Shares were acquired by the Reporting Person as part of the Reporting Person’s compensation from the Operating Partnerships (as defined below).

ITEM 4	PURPOSE OF TRANSACTION

The Reporting Person acquired the Class A Shares for investment purposes and as a form of compensation pursuant to the Issuer’s 2013 incentive plan, as amended (the “2013 Plan”). The Reporting Person became the beneficial owner of more than 5% of the outstanding Class A Common Stock upon his receipt on December 17, 2021 of equity awards under the 2013 Plan approved by the Compensation Committee and Board of Directors of the Issuer and consisting of, among other awards, 2,314,286 performance-based restricted shares of Class A Common Shares (the “Performance-Based Restricted Shares”). The Performance-Based Restricted Shares are subject to vesting upon the satisfaction of both a time-based service condition and performance conditions. The service condition is satisfied with respect to one-third of the Performance-Based Restricted Shares on December 17, 2024, December 17, 2025 and December 17, 2026, generally subject to the Reporting Person’s continued position as an active limited partner of Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP (together, the “Sculptor Operating Partnerships”). With respect to the performance conditions, the Performance-Based Restricted Shares vest as to one-third of the shares upon achievement of Total Shareholder Return (as defined in the Performance-Based Restricted Share Award Agreement) of 25%, one-third upon achievement of Total Shareholder Return of 39%, and one-third upon achievement of Total Shareholder Return of 53%, in each case, based on a reference price of $24 per Class A Share.

Except in connection with his service to the Issuer as its Chief Investment Officer, Chief Executive Officer and a director, the Reporting Person does not have any plans or proposals which relate to or would result in any of the matters referenced in Item 4(a) through (j) of Schedule 13D.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person and a trust for the benefit of the Reporting Person’s family beneficially own 2,688,047 Class A Shares, representing approximately 9.5% of the Issuer’s outstanding Class A Shares. The Reporting Person is also the direct owner of 926,450 Class A Restricted Share Units (“RSUs”) and indirect owner of 802 RSUs, through a trust for the benefit of the Report Person’s family. Of the RSUs held by the Reporting Person and trust, 244,830 vest on December 31, 2021, 156,850 vest on January 1, 2022, 30,719 vest on January 31, 2022, 244,815 vest on December 31, 2022, 156,844 vest on January 1, 2023 and 93,194 vest on January 1, 2024. Each RSU represents a right to receive, at the discretion of the administrator of the applicable plan (currently the Compensation Committee of the Board of Directors of the Issuer) a Class A Share or the cash value thereof, upon the vesting date.

The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all Class A Shares included in this Schedule 13D.

No transactions in the class of securities reported herein were effected during the past sixty days by the Reporting Person except for the receipt of 2,314,286 Performance-Based Restricted Shares on December 17, 2021.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On February 16, 2018, each of the Sculptor Operating Partnerships entered into a partner agreement with the Reporting Person (the “Levin Partner Agreements”). The Levin Partner Agreements were subsequently amended in connection with a 2019 recapitalization of the Issuer by an omnibus agreement between the Reporting Person and each of the Operating Partnerships on February 7, 2019. On June 9, 2020, each of the Levin Partner Agreements were further amended by an amendment between Reporting Person and each of the Operating Partnerships. On January 29, 2021, the Reporting Person entered into a second amendment to the Partner Agreements between the Sculptor Operating Partnerships and the Reporting Person. On December 17, 2021, the Reporting Person entered into a third amendment to each of the Levin Partner Agreements, pursuant to which the Reporting Person received a grant of 2,100,000 Performance-Based Restricted Shares. In addition, on December 17, 2021, the Reporting person elected to cancel 1,000,000 Class P units of the Sculptor Operating Partnerships in exchange for 214,286 Performance-Based Restricted Shares and additional Class P units of the Sculptor Operating Partnerships.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Amended and Restated Exchange Agreement, dated as of February 7, 2019, by and among Sculptor Capital Management, Inc., Sculptor Capital Holding Corporation, Sculptor Capital LP, Sculptor Capital Advisors LP, Sculptor Capital Advisors II LP and the Sculptor Capital Limited Partners and Class B Shareholders, incorporated herein by reference to Exhibit 10.6 of our Current Report on Form 8-K, filed on February 11, 2019.

Exhibit 2	Partner Agreement between Sculptor Capital LP and James Levin, dated as of February 16, 2018 and effective January 1, 2018, incorporated herein by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 2, 2018.

Exhibit 3	Partner Agreement between Sculptor Capital Advisors LP and James Levin, dated as of February 16, 2018 and effective January 1, 2018, incorporated herein by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 2, 2018.

Exhibit 4	Partner Agreement between Sculptor Capital Advisor II LP and James Levin, dated as of February 16, 2018 and effective January 1, 2018, incorporated herein by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 2, 2018.

Exhibit 5	Omnibus Agreement, dated as of February 7, 2019, by and among James Levin, Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP, incorporated herein by reference to Exhibit 10.13 of our Current Report on Form 8-K, filed on February 11, 2019.

Exhibit 6	Amendment to Partner Agreement, by and among James Levin, Sculptor Capital Management, Inc., Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP, dated as of June 9, 2020, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on June 10, 2020.

Exhibit 7	Second Amendment to Partner Agreement between each of Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP, and James Levin, dated January 29, 2021, incorporated herein by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q, filed on May 6, 2021.

Exhibit 8	Class A Performance-Based Restricted Share Award Agreement between Sculptor Capital, LP, Sculptor Capital Advisors LP, and Sculptor Capital Advisors II LP and the Participant, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on December 22, 2021.

Exhibit 9	The Sculptor Capital Management, Inc. 2013 Incentive Plan, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on May 8, 2013.

Exhibit 10	Amendment to The Sculptor Capital Management, Inc. 2013 Incentive Plan, effective May 9, 2017, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed May 9, 2017.

Exhibit 11	Second Amendment to Sculptor Capital Management, Inc. 2013 Incentive Plan, dated as of February 7, 2019, incorporated herein by reference to Exhibit 10.16 of our Current Report on Form 8-K, filed on February 11, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2021

/s/ James Levin James Levin